DLA Piper US LLP
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Jeffrey M. Sullivan
jeff.sullivan@dlapiper.com
T 919.786.2003
F 919.786.2200

November 22, 2006	Our File No. 314404.4

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Michael McTiernan, Special Counsel

David H. Roberts, Staff Accountant

Cicely LaMothe, Accounting Branch Chief

Robert Telewicz, Accountant

Re:	Meruelo Maddux Properties, Inc.

Registration Statement on Form S-11

Filed on November 3, 2006

File No. 333-137457

Ladies and Gentlemen:

As counsel to Meruelo Maddux Properties, Inc. (the “Company”) and in connection with your comment letter dated November 17, 2006, regarding the Company’s registration statement on Form S-11 (registration no. 333-137457), we are attaching as Schedule A the Company’s responses to comments 1, 2, 3, 5, 9, 10, 11 and 12 in your letter. For your convenience, we have reproduced in the schedule those of your numbered comments to which the Company is responding before the Company’s response thereto.

The Company expects to file amendment number 3 to the Company’s registration statement next week to respond to comments 4, 6, 7 and 8 in your letter.

If you have any questions, please contact me at (919) 786-2003.

Sincerely,

/s/ Jeffrey M. Sullivan
Jeffrey M. Sullivan

Securities and Exchange Commission

November 22, 2006

cc:	Meruelo Maddux Properties, Inc.

Richard Meruelo

John Charles Maddux

Manatt, Phelps & Phillips, LLP

Mark J. Kelson

David M. Grinberg

Melissa Freidenreich

Ernst & Young LLP

Gabriel A. Marquez

Schedule A

General Comments

1.	Comment: We note your response to comment 1. Please revise the map to be included in the prospectus to provide a more detailed explanation of the legend. This should include, but not be limited to, disclosure that in some instances you only have a pending purchase and sale agreement or option to purchase the noted properties.

Response: In response to your comment, we have revised the map legend and supplementally provided the staff with the revised map. We have also provided supplementally the proposed photographs for the inside back cover of the prospectus.

2.	Comment: We note your response to comment 2. Please provide additional analysis as to why, in your Rule 152 analysis, you conclude that the parties have agreed to all material terms. Since the company has the ability to unilaterally adjust the consideration to be received by the contributor, it is not clear that the contributors know the consideration term.

Response: We kindly request that the staff focus on our public policy or “Macy’s” position analysis rather than on our Rule 152 analysis. We reiterate that the three contributors (i) in effect are two individuals that serve as our most senior policy makers by virtue of being our highest-ranking executive officers and members of our board of directors, and (ii), as the current owners of what will become substantially all of our assets immediately following the offering, are uniquely knowledgeable about our assets, employees, tenants, competitors, lenders and other suppliers, service providers and markets.

3.	Comment: We note your response to comment 4. We are unable to locate the section of the article published by Harvard Law School that supports your assertion in the first bullet. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.

Response: Please refer to the last paragraph on page 4 of the article, which provides in pertinent part, “By March 31st, 2005, the CURE program had a total asset allocation of $3.4 billion with actual investment at $1.2 billion across twelve real estate investment partners.” Please also refer to footnote 1 on the page 5, which provides, “A thirteenth investment partner has subsequently been added.” We confirm for the staff that we are one of the investment partners collectively referenced in the article. Since the publishing of the article, however, the total number of program participants was reduced to 11. We have confirmed this number directly with representatives of the State of California Public Employees’ Retirement System. We will revise the disclosure in the registration statement accordingly.

[Comment 4 omitted.]

Dilution, page 45

5.	Comment: We reissue comment 27. Please include table disclosure regarding the relative consideration provided by your officers and promoters for your shares and the cash contributed by the public for shares in this offering. Refer to Item 506 of Regulation S-K.

Response: In response to your comment, we will include an additional table that shows the cash paid or book value of the assets contributed by our officers and the contributors in exchange for the shares they will receive in the formation transactions. This same table also shows the cash paid by the public in the offering. An example of this table, assuming a $13 per share initial public offering price and a 40,000,000 share offering, is attached as Exhibit 5.

[Comment 6 omitted.]

[Comment 7 omitted.]

[Comment 8 omitted.]

Unaudited Pro Forma Financial Information, page F-7

9.	Comment: We note your response to our prior comment 55. Confirm for us that the written evidence referred to in your response took the form of a legal agreement between Messrs. Meruelo and Maddux. Additionally, please confirm that the agreement was executed at the time Meruelo Maddux Properties, Inc. was formed.

Response: We confirm that the written evidence of an agreement between Messrs. Meruelo and Maddux to vote a majority of the Company’s shares in concert exists and was provided on November 3, 2006. Furthermore, because the Company was formed on July 5, 2006, and subsequently capitalized with $3,000 on September 14, 2006, whereby each of Messrs. Meruelo and Maddux were each issued 100 shares of Company common stock, we believe that the substance of the formation transactions described in our registration statement evidences support for common control based on guidance set forth in Section 3.c. of EITF 02-5, which requires contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert. We would like to clarify further that the substance of the formation transactions essentially provides for Messrs. Meruelo and Maddux, as the current majority owners of all of the predecessor entities, which directly own the underlying real estate assets and liabilities, to be the sole co-owners of the Company (the newly-formed registrant and parent company). This results in the same parties-in-interest before and after the formation transactions. No new parties are introduced as a result of the formation transactions.

Based on our discussions with the staff, it is our understanding that the Commission suggests that, to evidence common control under Section 3.c. of EITF 02-5, a “pre-existing” voting trust agreement needs to be in place and that “caution” should be taken when assessing whether such agreements are put in place only to achieve reorganization accounting. In that regard, we appreciate and acknowledge the staff’s concerns with transactions that may lack substance, but we reaffirm that from the Company’s inception the substantive facts and circumstances have always been for Messrs. Meruelo and Maddux to proceed with the planned formation transactions jointly under their common control. As one example, this is why upon formation of the Company an equal amount of shares were issued to Messrs. Meruelo and Maddux: to demonstrate their common ownership.

10.	Comment: We have considered your response to our prior comment 56. We note from your response that certain of the contributed entities are predominately owned by Messrs. Meruelo or Maddox. In addition, we understand the minority interests are held by children of Messrs. Meruelo and Maddux. We are still unclear whether any minority interests are being acquired as part of the formation transactions, and if so, how you determined that these minority interests should be recorded at historical cost basis rather than fair value. In this regard, clarify if the children are part of the voting trust agreement that establishes common control in the newly formed entity as referenced in our previous comment.

Response: As noted in our response to comment 9 above, we continue to believe that we have appropriately satisfied the requirements set forth in EITF 02-5 in regards to common control. As such, no minority interests exist as part of the formation transactions described in our registration statement.

However, based on our discussions with the staff, and to address your comment on whether any minority interests are being acquired as part of the formation transactions, we present below our analysis of the accounting effect if reorganization accounting were not appropriate.

Based on guidance in paragraphs 15 – 19 of FASB Statement 141, Business Combinations, (SFAS 141), the Company would be the acquiring entity to acquire the interests in its properties from, and issue the unregistered shares of common stock to, three entities: (i) a limited liability company controlled by John Charles Maddux (85% member interest), the Company’s president and one of its directors (the “President’s LLC”), (ii) a revocable trust, the sole trustee of which is Richard Meruelo, the Company’s chief executive officer and chairman (the “Chairman’s Trust”), and (iii) a limited liability company controlled by Mr. Meruelo (80% member interest) (the “Chairman’s LLC” and collectively with the President’s LLC and the Chairman’s Trust, the “Contributors”).

As previously noted in our first response letter, under the terms of the President’s LLC and Chairman’s LLC, Messrs. Maddux and Meruelo each have “full, complete, and exclusive authority, power, and discretion to manage and control the business, property and affairs” of their respective limited liability companies. Accordingly, the children of Mr. Maddux and of Mr. Meruelo, who represent the 15% and 20% member interests of the President’s LLC and Chairman’s LLC, respectively, have no right to provide input on any decision to cause the President’s LLC or the Chairman’s LLC to acquire or sell any assets. In substance, the decision to provide the member interests to the children was done solely for personal estate and tax planning purposes.

Because the Company is in fact jointly owned and controlled by Messrs. Meruelo and Maddux, the acquisition of the controlling interests of the President’s LLC, the Chairman’s Trust and the Chairman’s LLC would be recorded at historical cost (carry-over basis). With respect to the acquisition of the non-controlling interests (minority interests) in the Contributors, guidance set forth in paragraph 14 of SFAS 141, paragraphs A5-A7 of Appendix A to SFAS 141, and FASB Technical Bulletin 85-5 states that if the exchange of shares owned by minority interests are exchanged for shares of ownership in the parent “lacks substance,” it is not a purchase event and should be accounted for based on existing carrying amounts. Further reference is made to paragraph D12 of SFAS 141, which indicates that the assets and liabilities transferred in an exchange of shares whereby the transaction leaves all of the issuing entity’s minority interest outstanding, such an exchange of shares should be accounted for at existing carrying amounts.

In the event that a determination of fair value had to be considered, we note that substantially all of the underlying real estate properties were recently acquired during 2005 and that there were no significant changes to real estate market conditions. Accordingly, fair value approximates historical cost.

Therefore, consideration of purchase accounting under SFAS 141 of the formation transactions described in our registration statement would not result in any significant difference in the recorded basis of the underlying assets and liabilities as are currently being recorded as a transaction of entities under common control.

Meruelo Maddux Properties Predecessor

Consolidated Statements of Operations, page F-19

11.	Comment: We have read and considered your response to our prior comment 61. Explain to us how you considered the guidance in SFAS 5 in determining that you would not be required to accrue interest expense related to your obligation to remit payments on your note receivable to the contributors.

Response: The formation transaction pertaining to the issuance of contingent shares does meet the requirements of SFAS 5. Accordingly, since the terms of the contingent liability go into effect upon completion of the formation transactions, there is no impact to the historical financial statements of Meruelo Maddux Properties Predecessor; however, the pro forma balance sheet and statement of operations for the Company will reflect the impact of accruing interest expense related to this obligation in the Company’s next amendment to its registration statement.

Note 3 - Rental Properties, page F-25

12.	Comment: We have considered your response to our prior comment 63. We are uncertain how you have applied Rule 3-06 in determining that you would not be required to provide audited financial statements of individually insignificant rental properties under Rule 3-14. Please confirm for us that the results of these properties have been included in your audited financial results for the last nine months.

Response: We confirm that the audited financial statements of individually insignificant rental properties required under Rule 3-14 have been included in our audited financial results for at least nine months in accordance with Rule 3-06.

Exhibit 5 to Schedule A

The following table sets forth, on a pro forma basis giving effect to this offering and the formation transactions: (i) the number of shares issued to the continuing investors in connection with the formation transactions, the number of shares of restricted stock to be issued in connection with the formation transactions, and the number of shares of our common stock to be sold by us in this offering; (ii) the net tangible book value as of September 30, 2006 of the assets contributed to us in the formation transactions, which reflects the effect of the formation transactions but not the effects of this offering, and the cash from new investors before deducting the underwriting discount and other estimated expenses of this offering; and (iii) the net tangible book value of the average contribution per share based on total contributions. See “Risk Factors—Risks Related to this Offering—If you purchase common stock in this offering, you will experience immediate dilution.”

	Shares Issued[1]		Cash/Book Value of Contributions[2]		Purchase Price/ Book Value of Average Contribution
	Number	Percent	Amount (in thousands)	Percent
Shares to be issued in connection with the contribution and merger agreements	39,733,090[3]	49.6%	$(34,527)[4]	(7.1)%	$(0.87)
Restricted stock to be issued in connection with the formation transactions	314,036	0.4%	–	–	–
New investors in the offering	40,000,000	50.0%	520,000	107.1%	13.00[5]

Total	80,047,126	100%	$485,473	100.0%

1	Does not include 327,385 LTIP units subject to forfeiture and initially having no liquidation value.
2	Based on September 30, 2006 pro forma net tangible book value of the assets to be contributed to us in the formation transactions (consisting of total assets less intangible assets, which consist of deferred loan and lease costs, net of liabilities to be assumed, excluding acquired lease obligations).
3	Includes 200 shares acquired by affiliates of Messrs. Meruelo and Maddux upon our formation for $3,000 in cash.
4	Represents pro forma net tangible book value as of September 30, 2006 of the assets to be contributed to us in the formation transactions, giving effect to the formation transactions but not to the effects of this offering (in thousands):

Pro forma total assets	$599,740
Less pro forma total liabilities	(144,855)
Less pro forma deferred loan costs, net	(484)
Less pro forma acquired in-place leases, net	(1,027)

Pro forma net tangible assets	453,373
Less proceeds from this offering net of costs associated with this offering	487,900

Pro forma net tangible assets after the effects of the formation but before the effects of this offering	$(34,527)
5	Before deducting the underwriting discount and other estimated expenses of this offering.